Appendix A
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  -------------

                                   FORM 12b-25
                                                Commission File Number 001-07023

                           NOTIFICATION OF LATE FILING

(Check One): |_|  Form 10-K   |_|  Form 20-F    |_|  Form 11-K    |X|  Form 10-Q
             |_|  Form 10-D   |_|  Form N-SAR   |_|  Form N-CSR

         For Period Ended: June 30, 2007

|_|   Transition Report on Form 10-K       |_|   Transition Report on Form 10-Q
|_|   Transition Report on Form 20-F       |_|   Transition Report on Form N-SAR
|_|   Transition Report on Form 11-K

              For the Transition Period Ended: ______________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Quaker Fabric Corporation
Former name if applicable:  Not applicable.
Address of principal executive office (Street and number): 941 Grinnell Street City, state and zip code: Fall River, Massachusetts 02721

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        |  (a)  The reasons described in reasonable detail in Part III of this
        |       form could not be eliminated without unreasonable effort or
        |       expense;
        |
        |  (b)  The subject annual report, semi-annual report, transition report
        |       on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
        |       portion thereof, will be filed on or before the fifteenth
|_|     |       calendar day following the prescribed due date; or the subject
        |       quarterly report or transition report on Form 10-Q or subject
        |       distribution report on Form 10-D, or portion thereof, will be
        |       filed on or before the fifth calendar day following the
        |       prescribed due date; and
        |
        |  (c)  The accountant's statement or other exhibit required by Rule
        |       12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On July 2, 2007, the Registrant announced that it likely would commence an orderly liquidation of its business and a sale of its assets and that any such winding up and liquidation would not generate sufficient funds to permit any payment to holders of its common stock. On July 9, 2007, the Registrant retained an experienced liquidation advisory firm to consult with management on the liquidation of the assets of the Registrant in a manner intended to yield the greatest return to the Registrant's creditors. This process has been ongoing, with the Registrant seeking bids from qualified buyers for the purchase of the Registrant as a whole, as well as on each asset class, including machinery and equipment, raw material and finished goods inventory, accounts receivable, intellectual property and real estate.

     The Registrant commenced its annual two-week planned shutdown on June 29, 2007 and did not have the financing needed to resume operations on July 16, which would otherwise have marked the end of the shutdown period. On July 2, 2007 the employment of substantially all of the Registrant's 930 employees was terminated.

     Due to the reasons described above, in particular the termination of employment of the employees that would prepare the filing and the fact that its operations have ceased, the Registrant could not have timely filed the Form 10-Q without unreasonable effort or expense. Given the likely liquidation of the Registrant, and the continued absence of employees with the necessary expertise to prepare the filing, the Registrant does not anticipate that the filing will be made in the future.

     On August 7, 2007, The Registrant notified NASDAQ of the Registrant's desire to voluntarily terminate the listing of its common stock on The NASDAQ Global Market ("NASDAQ"). The Registrant also requested that NASDAQ suspend trading prior to the opening of the market on Friday, August 17, 2007. And, finally, in accordance with NASDAQ Marketplace Rule 4380(b)(1) and Rule 12d2-2(c) of the Securities Exchange Act of 1934, as amended, the Registrant notified NASDAQ that the Registrant intended to file a Form 25 on Thursday, August 16, 2007 with respect to such delisting.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: Cynthia L. Gordan, Esq., telephone 508-646-2261.

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 |X|     Yes      |_|      No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 |X|     Yes      |_|      No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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     As noted in Part III above, the Registrant has ceased operations, terminated substantially all of its employees and is in the process of liquidating its business.


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                            Quaker Fabric Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  August 13, 2007               By:     /s/ Paul J. Kelly
                                          --------------------------------------
                                            Name:    Paul J. Kelly
                                            Title:   Vice President and
                                                     Chief Financial Officer




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